Exhibit 99.2
Paris, September 5th, 2006
Dear Fellow Employee,
Today we are pleased to announce that Compagnie Générale de Géophysique has entered into a merger agreement with Houston-based company Veritas to create a leading global geophysical services and equipment company. This announcement coincides with the publication of a very good set of results for our company for the first semester: thanks to you all, the company has again performed well, posting a strong revenue growth and tripling its operational margin in a year, and is very well positioned to take advantage of a strong business environment.
This is a historical day for CGG: this proposed transaction, in combination with our solid balance sheet and enhanced profitability, will allow us to take advantage of the growth prospects in our sector and deliver on our key strategic objectives.
As you all know, it has always been important for us to maintain our leadership and to expand our technological know-how. This combination will allow us to better anticipate the market needs and reinforce our relationships with key customers.
Veritas, a global provider of integrated geophysical information and services, is the perfect fit to achieve those goals.
The combination is complementary in terms of businesses, geographies and clients. By combining the strengths of both companies, we will be able to provide a broader variety of seismic services, while also enjoying a strong position in geophysical equipment through Sercel, across all markets.
The true potential of this new group is our ability to combine your talents with Veritas’s. The combined company will operate under the name of CGG-Veritas, which reflects the importance of both companies to the success of this combination.
CGG-Veritas, your new group, will operate the world’s leading seismic fleet with 20 vessels, including 14 high capacity 3D vessels, and will have a global footprint, with land activity in both Western and Eastern Hemispheres. In multi-client services, the new group will benefit from the combination, recent vintage and well-positioned seismic data libraries. In data processing, CGG’ and Veritas’s respective positions will also provide the new group with the opportunity to create the reference in the sector.
This transaction occurs in a fast growing market and will create ample opportunities for employees of both companies. With a combined workforce of 7000 staff operating worldwide, including Sercel, CGG-Veritas will continue to focus on innovation and excellence, relying on the talents and commitment of all employees in all countries, in order to create the new industry benchmark for seismic services and products.
The new board of directors will include representatives from both CGG and Veritas, reflecting the combined shareholder base. As Chairman and CEO, I shall lead CGG-Veritas, which will be headquartered in Paris. Services will operate under the helm of Christophe Pettenati-Auziere. The projected organization is based on two regional units reporting to him: Western Hemisphere, headed by Tim Wells, and Eastern Hemisphere, headed by Luc Benoit-Cattin. In addition, three worldwide transverse product lines — namely land, offshore and processing — will ensure global coherence and homogeneity of our operating and technological approach. Sercel’s conduct of business remains unchanged as a result of this merger.
This transaction is subject to shareholder and regulatory approvals, however we expect it to close by the end of the year. We will do our best to keep you updated on transaction developments through specific meetings, and in that respect with information on the website and intranet. You will find on our website the press release announcing this transaction, as well as our presentation to investors and analysts. You will also find a list of frequently asked questions.
Finally, on behalf of the Board and the senior management team, I would like to take this opportunity to thank you all for your continued dedication and commitment to our company. It is your contribution, mostly hard work, that has allowed us to deliver continuous excellence to our customers and shareholders. I look forward to building together on that success as we move forward with this transaction.
Having had the opportunity to meet recently you at the 75th anniversary celebration, l am very glad that this new step in our corporate history will position our company as the leader of the seismic industry. CGG-Veritas will for sure attract new talents and provide our employees with ever more exciting career development and personal fulfilment.
Sincerely yours,
Robert Brunck
Chairman and CEO

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
     This document contains or incorporates by reference statements regarding the proposed transaction between Veritas and CGG, and may contain or incorporate by reference statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about CGG’s management’s future expectations, beliefs, goals, plans or prospects that are based on current expectations and estimates about Veritas and CGG and the combined group, as well as Veritas’ and CGG’s and the combined group’s future performance and the industries in which Veritas and CGG operate and the combined group will operate, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; the failure of CGG shareholders to approve the issuance of CGG common shares for the merger or the failure of Veritas shareholders to adopt the merger agreement; difficulties and delays in obtaining regulatory approvals for the proposed transaction; the risks that synergies and cost savings from the merger may not be fully realized or take longer to realize than expected; potential difficulties in meeting conditions set forth in the merger agreement; changes in international economic and political conditions, and in particular in oil and gas prices; our ability to reduce costs; our ability to finance the cash portion of the merger consideration and our operations on acceptable terms; the timely development and acceptance of our new products and services; the effects of competition; political, legal and other developments in foreign countries; the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates; the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize; our ability to integrate successfully the businesses or assets we acquire; our ability to sell our seismic data library; and our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations.
Additional factors that may affect future results are contained in CGG’s and Veritas’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and similar filings by Veritas with Canadian securities regulators. Except to the extent required under applicable laws and the rules and regulations of applicable securities regulators (including the SEC), neither CGG nor Veritas is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SECURITIES REGULATORS IN CANADA AND SUBMITTED TO THE APPROVAL OF THE AMF
     In connection with their proposed combination, CGG and Veritas intend to file relevant materials with the SEC and, in the case of Veritas, with Canadian securities regulators, including the filing by CGG of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the “Registration Statements”), which will include a preliminary prospectus and related materials to register with the SEC the CGG American Depositary Shares (“ADSs”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued to holders of Veritas common shares and convertible debt, and Veritas and CGG plan to file with the SEC and with Canadian securities regulators and mail to their respective stockholders a proxy statement/prospectus relating to the proposed transaction. In connection with the proposed combination of CGG and Veritas and the admission to trading on Eurolist by Euronext Paris of the new CGG shares to be issued in exchange for Veritas common shares and convertible debt, CGG intends to submit a prospectus (the “French Prospectus”), comprised of CGG’s registration document (document de référence) and a note d’opération, to the approval (visa) of the French AMF. The Registration Statements, the joint proxy statement/prospectus and the French Prospectus will contain important information about CGG, Veritas, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the proxy statement/prospectus and the French Prospectus (and any amendments or supplements to them) carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the proxy statement/prospectus and other documents filed with the SEC by Veritas and CGG through the web site maintained by the SEC at www.sec.gov and through the website maintained by Canadian securities regulators at www.sedar.com, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the proxy statement/prospectus, and, subject to the approval (visa) by the AMF, the French Prospectus, when they become available from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31.

Veritas, CGG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding CGG’s directors and executive officers is available in CGG’s Form 20-F filed with the SEC on May 9, 2006 and in CGG’s registration document (document de référence) filed with the AMF on the same date. Information regarding Veritas directors and executive officers can be found in Veritas’ proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on October 28, 2005 and with the Canadian securities regulators on November 4, 2005, and its 2005 annual report on Form 10-K filed with the SEC on October 12, 2005 and with the Canadian securities regulators on October 18, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and at www.sedar.com or at the AMF’s website at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of these documents from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31. Additional information regarding the interests of such potential participants in the transaction described herein will be included in the Registration Statements and proxy statement/prospectus described above and other relevant materials filed with the SEC and the Canadian securities regulators, when they become available.